EXHIBIT 99.1

                SEVERANCE AND SETTLEMENT AGREEMENT


     THIS SEVERANCE AND SETTLEMENT AGREEMENT (the "Agreement") is made and entered into, freely and voluntarily, between WILLIAM H.
MALLENDER ("Mr. Mallender") and TALLEY INDUSTRIES, INC., a Delaware corporation (the "Company").

     WHEREAS, Mr. Mallender has been employed by the Company as its Chief Executive Officer; and

     WHEREAS, Mr. Mallender has resigned his employment with the Company as well as his positions as officer and/or director with the Company and each of its subsidiaries; and

     WHEREAS, the parties mutually wish to terminate the employment relationship in a manner which is amicable and satisfactory to both Mr. Mallender and the Company; and

     WHEREAS, Mr. Mallender and the Company are parties to an Employment Agreement dated June 26, 1984, amended September 30, 1985; February 25, 1986; December 1,1988; February 27, 1990; and
April 1, 1995, (the "Employment Agreement") which they wish to terminate and supersede with the terms of this Agreement.

     NOW, THEREFORE, for and in consideration of the acts, payments, covenants and mutual agreements herein described and agreed to be performed, Mr. Mallender and the Company agree as follows:

     1. TERMINATION, Mr. Mallender's employment with the Company terminated effective June 3, 1997, and he has no further duties, powers, authority or responsibilities with respect to the business or operation of the Company or any other subsidiary in the Company Group. For purposes of this Agreement, "Company Group" means Talley Industries, Inc., its subsidiaries, joint ventures, predecessors, successors in interest, directors, officers, employees, legal representatives and other agents.

     2. SEVERANCE PAYMENT. In consideration of the undertakings and promises by Mr. Mallender set out in this Agreement, the Company agrees to pay to Mr. Mallender the gross sum of Five Million Ninety Four Thousand Five Hundred Thirty Four Dollars ($5,094,534.00), less required tax withholdings. It is acknowledged by Mr. Mallender and the Company that said consideration, together with the items and amounts set forth in paragraphs 3 and 4 hereof, is in lieu of any sums due under Section 3 of the Employment Agreement, any severance pay, incentive pay, accrued benefits, or other compensation or payment of any type whatsoever to which Mr. Mallender may be arguably entitled. This payment will be made within two business days of the execution of this Agreement by both parties.

     3. BENEFITS. Mr. Mallender's participation in Company-sponsored plans and benefits shall continue/terminate as follows:

          (a)  Health Coverage.  Mr. Mallender and Carole
     Mallender will receive medical benefits in accordance with the terms and conditions of the executive officer retiree medical program in effect from time to time for executive retirees. The program will provide for reimbursement for Mr. Mallender and Carole Mallender of all reasonable and necessary medical care, provided the expense of such care is considered a "medical expense" under section 213(d) of the Internal Revenue Code of 1986, and such treatment is not experimental. There is no deductible, no co-insurance and no lifetime maximum. Once
     Mr. Mallender or his wife reach age 65, Medicare or its equivalent becomes the primary payor for any medical expenses.

          (b)  Retirement Benefits.  Mr. Mallender's
     retirement benefits and coverage will be determined in accordance with the current terms of the Company qualified retirement plan based on a termination date of June 3, 1997. Mr. Mallender's participation in the Company's 401(k) plan, Talley Savings Plus, shall cease as of June 3,1997.

          (c)  Supplemental Retirement Benefit.  Within seven
     (7) days from the date of the execution of this Agreement by all parties, the Company will pay Mr. Mallender the gross sum of Fifty-Seven Thousand Eight Hundred Seventy-One Dollars ($57,871.00), less applicable tax withholdings, as a one-time supplemental retirement benefit.

          (d) Retirement Life Insurance. Mr. Mallender will be provided with retiree life insurance benefits with a face value of $990,000 for his life in accordance with the executive officer retiree life insurance program in effect from time to time for executive retirees.

          (e) Restoration Benefit Plan. Mr. Mallender shall have no right to further participation in or benefit from the Company's Restoration Benefit Plan, and the Company hereby waives all claims against Mr. Mallender for repayment of any amounts previously paid to Mr. Mallender under the Restoration Benefit Plan.

          (f)  Split Dollar Insurance Policies.  Within seven
     (7) days of the execution of this Agreement by all parties
     (or three (3) days after receipt of a final payoff calculation from Jackson National Life Insurance Company, if later),






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     the Company will make a single, lump-sum premium payment
     sufficient to fully pay up the premiums on the Jackson National life insurance policy presently in Mr. Mallender's name in the face amount of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000.00) and relinquish any claims it has under the policy. Upon such assignment by the Company and the receipt by Mr. Mallender of the sums set forth in Section
     2 of this Agreement Mr. Mallender will transfer to the Company all of his right, title and interest in and to the Sun Life insurance policy in his name in the face amount of Eight Hundred Thousand Dollars ($800,000.00) and relinquish any claims he has under the policy.

          (g)  Long-Term Disability.  The Company will
     continue to pay the annual premium(s) for Mr. Mallender's individual long-term disability policy issued by Maccabees until he reaches age 65, and the Company shall not thereafter have any obligations with respect to said coverage.

          (h) Employee Group Life Insurance. Mr. Mallender may participate in the Company's employee group term life insurance plan at his expense until age 65, pursuant to the terms and conditions of the plan as they may be amended; provided, however, that Mr. Mallender pays all premiums for such insurance within thirty (30) days after receiving notice that such premiums are due; and provided further that coverage under such plan cannot be reinstated once it has lapsed for nonpayment of premiums due.

          (i) Stock Options. Mr. Mallender may participate in the Company's Stock Option Plan pursuant to the terms of his existing grant letters dated March 20, 1990.

4. OTHER CONSIDERATION. In further consideration of the undertakings and promises set out in this Agreement, Mr. Mallender shall also receive the following benefits:

          (a) Executive Auto. Within seven (7) days from the date of the execution of this Agreement by all parties, the Company will transfer to Mr. Mallender title in the Company-owned Chevrolet Suburban automobile presently in his possession.

          (b) Club Dues. Within seven (7) days from the date of execution of this Agreement by all parties, the Company will pay Mr. Mallender the sum of Four Thousand
     Dollars ($4,000.00) as reimbursement for one year's country club dues.

          (c) Office and Secretarial Assistance. Within seven (7) days from the date of execution of this Agreement by all parties, the Company will pay Mr. Mallender the sum of Twenty Thousand Dollars ($20,000.00) for future office expenses and will permit Mr. Mallender to retain his present personal office furniture as further described in Exhibit A hereto, but excluding art work and corporate office conference room furnishings. The Company will at its sole cost and expense also provide Mr. Mallender with executive secretarial assistance by Jean Ostrander for the period ending on December 31, 1997.

          (d) Attorneys' Fees. Promptly upon receipt of appropriate supporting documentation and demand, the Company will reimburse Mr. Mallender for his attorneys' fees incurred in connection with the termination of Mr. Mallender's employment and review and negotiation of this Agreement in the maximum amount of Ten Thousand Dollars ($10,000.00).

          (e) Travel and Outplacement Expenses. Promptly upon receipt of appropriate supporting documentation the Company will reimburse Mr. Mallender for the reasonable job search travel and outplacement expenses actually incurred by him in the maximum amount of Ten Thousand Dollars ($10,000.00).

          (f) Reimbursement of Corporate Expenses. The Company will reimburse Mr. Mallender for all documented business expenses incurred by Mr. Mallender for a proper Company purpose after March 31, 1997 but before June 4, 1997 which have not been previously reimbursed.

     5. INDEMNIFICATION. The Company and Mr. Mallender acknowledge and agree that the Indemnification Procedures Agreement dated August 25, 1993 between the Company and Mr. Mallender is in full force and effect, and is not terminated or modified by this Agreement. Talley Manufacturing and Technology, Inc. ("Talley Manufacturing") and Mr. Mallender acknowledge and agree that the Indemnification Procedures Agreement dated August 25,1993 between Talley Manufacturing and Mr. Mallender is in full force and effect, and is not terminated or modified by the Agreement. These Agreements are referred to herein as the "lndemnification Agreements." The Company acknowledges that Mr. Mallender's services as director, officer, employee, agent and/or representative of each member of the Company Group was at the request of the Company.

     6. RELEASE BY MR. MALLENDER. Mr. Mallender hereby releases, acquits and forever discharges the Company Group of and from any and all actions, causes of action, claims, damages, expenses or costs of whatever nature, known or unknown, that he might now have, that he has had or that might subsequently accrue to him, including, but not limited to, any and all claims arising out of his employment with the Company Group and the termination thereof, any and all claims for vacation, holiday, incentive, bonus or severance pay, any and all claims arising under any Company Group employment contract, policy or practice, any and all claims arising under Title Vll of the Civil Rights Act of 1964, 42 U.S.C.
Section 2000(e), et seq., the Age Discrimination in Employment Act, 29 U.S.C. Section 621, et seq., the Fair Labor Standards Act, 29 U.S.C.
Section 201, et seq., the Arizona Civil Rights Act, A.R.S. Section
41-1401 et seq., and any other federal, state or local statute or ordinance, and any claims or causes of action Mr. Mallender has had or may have had regarding any mistreatment, discrimination, negligence, malfeasance, wrongful or negligent discharge, breach of contract, breach of express or implied covenant, libel, slander, intentional or negligent infliction of emotional distress, or any other wrongdoing or illegality by the Company Group regarding the termination of Mr. Mallender's employment or his treatment while employed by the Company, provided, however, that Mr. Mallender does not hereby release, acquit or discharge any claim for
(i) breach of this Agreement, (ii) failure to pay benefits to which he is entitled under existing benefit plans, programs and agreements listed in paragraph 3 of this Agreement, (iii) indemnification under applicable law or the articles of incorporation or bylaws of any member of the Company Group, and (iv) breach or default under the Indemnification Agreements.

          Mr. Mallender further covenants and agrees never to join in or commence any action, suit or proceeding, in law or in equity, or before any administrative agency or to incite, encourage or participate in any such action, suit or proceeding against the Company Group in any way pertaining to or arising out of his employment by and with the Company Group or the termination of his employment, except as otherwise provided in this Agreement.

     7.   RELEASE BY THE COMPANY GROUP.

          (a) Except as set forth in subparagraph (b) below, each corporate member of the Company Group hereby releases, acquits and forever discharges Mr. Mallender of and from any and all actions, causes of action, claims, damages, expenses or costs of whatever nature, known or unknown, that it might now have, that it has had or that might subsequently accrue to it, including, but not limited to, any and all claims arising out of Mr. Mallender's employment with any member of the Company Group, including loss or injury to the Company Group occasioned by ill-advised good faith judgment or negligence in connection with the Company's business, up to the effective date of this Agreement; provided, however that no member of the Company Group waives any claim for breach of this Agreement or, until December 31, 1997, any Unreleased Claim which is discoverable before that date through reasonable due diligence. An Unreleased




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

     Claim shall mean a claim a member of the Company Group has against Mr. Mallender arising out of misconduct by Mr. Mallender in his capacity as director, officer, or employee of such member of the Company Group which shall have caused a loss to such member of the Company Group or pursuant to which Mr. Mallender or a third party shall have received an improper personal benefit as, for example, but not limited to, embezzlement, misappropriation of a corporate opportunity, wrongful conversion of tangible or intangible corporate property for his or a third party's benefit, or causing a member of the Company Group to enter into an agreement with Mr. Mallender or any third party affiliated with Mr. Mallender or any entity in which Mr. Mallender or such affiliated third party has a financial interest without requisite disclosure and board approval of such agreement. An Unreleased Claim shall be made by written notice to Mr. Mallender on or before December 31, 1997, which notice sets forth with reasonable specificity the facts upon which the Claim is based and the amount or estimated amount of the loss suffered by the Company Group or the amount of improper personal benefit received. The Company Group agrees that any Unreleased Claim which is discoverable through reasonable due diligence by December 31, 1997 which shall not have been properly brought in accordance with the prior sentence shall be forever released, acquitted and discharged as of five o'clock p.m. Mountain Standard Time, December 31, 1997. The term "Unreleased Claim" shall not include any claim for loss or injury to the Company Group occasioned by ill-advised good faith judgment or negligence in connection with the Company's business or any claim for reimbursement due a member of the Company Group where the claim relates to expense reports submitted by Mr. Mallender during his employment with the Company Group.

          (b)  This release does not act in any way to
     release, waive, or discharge any claim a member of the Company Group may have against Mr. Mallender for fraud or criminal violations of state or federal laws. The time for asserting such a claim is limited only by the applicable state or federal statute of limitations.

8.   COOPERATION.

          (a) The Company Group may, from time to time, require Mr. Mallender's cooperation in providing a member of the Company Group with documentary or testimonial information. Mr. Mallender agrees to cooperate fully and completely with such requests.

          (b) If Mr. Mallender has knowledge or is alleged to have knowledge of any matters which are the subject of any pending, threatened or future litigation involving the Company, Mr. Mallender will make himself available to testify if and as necessary. Mr. Mallender will also make himself reasonably available to the attorneys representing the Company in connection with any such litigation for such purposes as they may deem necessary, including but not limited to the review of documents, discussion of the case and preparation for trial. This Agreement is not intended to and shall not be construed so as to in any way limit or affect the testimony which Mr. Mallender gives in any such litigation; it is understood and agreed that Mr. Mallender will at all times testify fully, truthfully and accurately, whether in deposition, trial or otherwise. The Company will reimburse Mr. Mallender for any reasonable out-of-pocket expenses incurred by him in making himself available to the Company or the attorneys referred to in this paragraph.

     9. NON-COMPETITION. Mr. Mallender shall not for a period of one (1 ) year following the effective date of this Agreement engage or participate directly, or indirectly, either as a principal, agent, employee, employer, consultant, stockholder, director, copartner, or in any other individual capacity, in the conduct or management of, or own any stock or other proprietary interest in, any business which at the time competes with the business of the Company Group as it exists on the date of this Agreement unless he shall have obtained the prior consent thereto of the Board of Directors of the Company, except that Mr. Mallender shall be free without such consent to make reasonable investments in any publicly-owned company so long as he does not become a controlling party in such company.

     10.  CONFIDENTIALITY OF INFORMATION.   Mr. Mallender agrees
that he will not for a period of three (3) years following the effective date of this Agreement either directly or indirectly, except as authorized in writing on behalf of the Company, disclose or communicate to any person, individual, firm or corporation, any non-public information of any kind concerning any matters affecting or relating to the business of the Company Group, including without limitation, any of the customers, prices, sales, manner of operation, plans, trade secrets, processes, financial or other data of the Company Group, without regard to whether any or all of such information would otherwise be deemed material.

     11.  TAXABILITY OF SETTLEMENT MONIES.

          (a) The Company agrees to pay Mr. Mallender an additional amount equal to the quotient of: (i) the total amount of any excise taxes assessed against Mr. Mallender under Section 4999 of the Internal Revenue Code and any



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

     corresponding state tax ("Golden Parachute Taxes") by reason of his receipt of the settlement consideration tendered under this Agreement; divided by (ii) one minus the maximum combined federal and state income tax rate applicable to Mr. Mallender for 1997 (as stated as a fraction). Such payment shall be made by the Company within five (5) days after its receipt from Mr. Mallender of a copy of the applicable taxing authority's final determination.

          Mr. Mallender shall have no duty to contest or defend any assessment or proposed assessment of Golden Parachute Taxes. If the Company desires to contest or defend any such assessment or proposed assessment, Mr. Mallender shall cooperate fully, including, without limitation and where appropriate, the execution and filing of any and all consents, waivers, extensions of any applicable statutes of limitations, powers of attorney and other documents as shall be reasonably requested by the Company in connection with such contest; and Mr. Mallender further agrees, as and to the extent reasonably requested by the Company, to use his best efforts to obtain any certificate or other document from any federal or state taxing authority, or any other person, as may be necessary to mitigate, reduce or eliminate any such Golden Parachute Taxes; provided, however, that all costs incurred in connection with or related to any such audit, litigation or other proceeding shall be at the sole cost of the Company, and the Company shall indemnify and hold Mr. Mallender harmless from, against and in respect of any such costs incurred in connection therewith. Nothing contained in this paragraph 11(a) shall be construed to impose a duty on the Company to contest against any such assessment or proposed assessment.

          (b) Except as provided in paragraph 11(a) above, Mr. Mallender shall be solely responsible for the payment of all federal and state income taxes and penalties assessed against him, and agrees to indemnify and hold the Company harmless in the event that any taxing authority seeks payment from the Company of any additional taxes, interest, penalties or assessments owed by Mr. Mallender.

     12.  RELIANCE.  Mr. Mallender warrants and represents that:
(i) he has relied on his own judgment regarding the consideration for and language of this Agreement; (ii) he has been given a reasonable period of time to consider said Agreement and has been advised to consult with legal counsel of his own choosing before signing this Agreement which he has done; (iii) no statement made by the Company has in any way coerced or unduly influenced him to execute this Agreement; and (iv) this Agreement is written in a manner that is understandable to him and he has read and understood all provisions of this Agreement.

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

     13. ARBITRATION. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Phoenix, Arizona (using three or more Arbitrators) in accordance with the Rules of the American Arbitration Association. The prevailing party in any arbitration or other legal proceeding pertaining to this Agreement shall recover from the other party its reasonable attorneys' fees in such proceeding. The parties agree that judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

     14. RETURN OF COMPANY PROPERTY. Mr. Mallender further represents and agrees that he has returned or, within ten (10) days after his execution hereof, will return to the Company all equipment and other property belonging to it (including, without limitation, business credit cards, building passes and building keys), which have been or is in his care, custody, possession or control, except as otherwise provided in this Agreement.

     15.  NON-ADMISSION OF LIABILITY.  By entering into this
Agreement, neither party admits to any liability or wrongdoing whatsoever.

     16. CONFIDENTIALITY OF AGREEMENT. The Company Group and Mr. Mallender agree to keep confidential the terms and existence of this Agreement, as well as the content of the negotiations Which led to this Agreement, unless and to the extent disclosed in filings with the Securities Exchange Commission or other governmental agencies or otherwise required by law.

     17. ENTIRE AGREEMENT. This Agreement and all provisions thereof, including all representations and promises contained herein, are contractual and not a mere recital and shall continue in permanent force and effect. This Agreement constitutes the sole and entire agreement of the parties in respect to the subject matter hereof, superseding all prior agreements and understandings between the parties, and there are no agreements of any nature whatsoever between the parties hereto except as expressly stated herein. This Agreement may not be modified or changed unless done so in writing and signed by both parties.

     18. SEVERABILITY. Should any part, term or provision of this Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions, shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

     19. OTHER INSTRUMENTS. The parties expressly agree to execute any and all further or additional instruments as may reasonably be required, and to perform any other act necessary, to effectuate and carry out the purposes of this Agreement.

     20. CHOICE OF LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

     21.  DUE AUTHORIZATION.  The Company represents that this
Agreement has been duly authorized by each corporate member of the Company Group and has been duly executed by authorized officers of each corporate member of the Company Group.




                            /s/   William H. Mallender
                            --------------------------------------
                                  WILLIAM H. MALLENDER

Date:   June 21, 1997








































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

                             TALLEY INDUSTRIES, INC.


                             By:   /s/  Paul L. Foster
                                   --------------------------------
                             Its:    Chairman of the Board

Date:   6 /21/97

     THE FOLLOWING CORPORATE MEMBERS OF THE COMPANY GROUP AGREE TO THE PROVISIONS OF PARAGRAPHS 6, 7, 8, 9, 10 AND 16:

                             AMCAN SPECIALTY STEELS, INC.;
                             DIMETRICS, INC; ELECTRODYNAMICS, INC.;
                             JOHN J. MCMULLEN ASSOCIATES, INC.;
                             LME CAPITAL CORPORATION; NEW
                             CALIFORNIA CORP.; PORCELAIN PRODUCTS
                             CO.; ROWE INDUSTRIES, INC.; TALLEY
                             AUTOMOTIVE PRODUCTS, INC.; TALLEY
                             CANADA, INC.; TALLEY DEFENSE
                             SYSTEMS, INC.; TALLEY INTERNATIONAL
                             INVESTMENT CORPORATION; TALLEY
                             INTERNATIONAL SALES CORPORATION;
                             TALLEY MANUFACTURING AND
                             TECHNOLOGY, INC.;TALLEY METALS
                             TECHNOLOGY, INC.; TALLEY REAL ESTATE
                             COMPANY, INC.; TALLEY REALTY
                             DEVELOPMENT, INC.; TALLEY REALTY
                             FINANCE AND INVESTMENT COMPANY, INC.;
                             TALLEY REALTY HOLDING COMPANY,
                             INCORPORATED; TALLEY REALTY
                             INVESTMENT GROUP, INC.; TALLEY
                             TECHNOLOGY, INC.; UNIVERSAL
                             PROPULSION COMPANY; WATERBURY
                             COMPANIES, INC.; WDC, INC.



                             By: /s/    Mark S. Dickerson
                                -----------------------------------
                                        Mark S. Dickerson
                                        Secretary
Dated: June 21, 1997













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

                              EXHIBIT A


     Property No.   Description
     ------------   -----------

     C8337          Executive Desk
     C8337A         Executive Credenza
     C8337B         Executive Swivel Chair
     C8337C         Executive Breakfront (not including dishes or
                      other display items)
     C8337D         Cocktail Table
     C8337E         Sofa
     C8337F         Wing Chair
     C8337G         Wing Chair
     C8337H         Guest Arm Chair
     C8337I         Guest Arm Chair
     C8337J         Lamp
     C8337K         Lamp
     C8337L         Brass Horse Lamp
                    "Ship Display" Table
                    Lamp table
                    Lamp table
                    Plant Stand
                    Planter Box
                    Planter Box
                    Wall Thermometer
                    Waste Basket
                    Square Brass Planter Box
                    Round Brass Planter Box
     C83A33Y        5 Drawer Lateral File*
     C83A332        5 Drawer Lateral File*
     85002          4 Drawer Fire Proof File*
     85R01          GE Refrigerator w/ice maker*
     95601A-C       HP Vectra 486DX66 w/monitor & printer*
     95606          Panasonic P/75 Laptop PC*
     93615          486/33 Insight PC*
     93616          486/33 Insight PC*
     93617          HP LaserJet 4 Printer*
     90607          Xerox 6240 Word Processor*
                    2 fax machines*


* Items already in the possession of Bill Mallender or Jean Ostrander












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

                        CONSENT OF SPOUSE
                        -----------------


     The undersigned spouse of William H. Mallender who is a party to that certain Severance and Settlement Agreement (the "Agreement") with Talley Industries, Inc., a Delaware corporation (the "Company"), executed as of June 21 , 1997, hereby declares that she has read the Agreement in its entirety, and being fully convinced of the wisdom and equity of the terms and conditions of the Agreement, and in consideration of the recitals and of the provisions of the Agreement, hereby expresses her acceptance of the same and does agree to its provisions.
     The undersigned further agrees that the provisions of the Agreement shall be binding upon her to the extent of any interest which she has or may have in the subject matter of the Agreement.
     The undersigned further agrees that she will at any time make, execute and deliver such instruments and documents which may be necessary to carry out the provisions of the Agreement. Furthermore, the undersigned agrees that in the event of divorce, in lieu of an interest in the subject matter of the Agreement, she shall accept other assets of the marital estate of equal value.
     This instrument is not a present transfer or release of any rights which the undersigned has or may have due to her marriage.

     DATED as of the 21  day of June, 1997.



                                /s/   Carole Mallender
                                ----------------------------------
                                      CAROLE MALLENDER

SUBSCRIBED AND SWORN to before me this 21 day of June, 1997, by Carole Mallender.



                                /s/   Rillia R. Cray
                                ----------------------------------
                                      NOTARY PUBLIC



My Commission Expires:                            OFFICIAL SEAL

       July 25, 1998
------------------------------